RECEIVED
2008 MAY 28 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

27th May 2008

By Courier

[redacted]

08002870

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 26th May 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

PROCESSED
JUN 02 2008
THOMSON REUTERS

Leung Lin Cheong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

5/28

RC/KW

N:\CS\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CONNECTED TRANSACTION
DISPOSAL OF SHARE IN A SUBSIDIARY

On 26th May 2008, S.I. Information Technology, a wholly-owned subsidiary of the Company, as vendor, SIIC CM as purchaser and SIIC as the purchaser's guarantor, entered into the Sale and Purchase Agreement for the sale and purchase of the Sale Share and the assignment of the Sale Loan at the Consideration.

SIIC CM is a wholly-owned subsidiary of SIIC, a substantial shareholder of the Company and is thus a connected person of the Company. The Transaction therefore constitutes a connected transaction of the Company. As the relevant percentage ratios for the transaction contemplated under the Sale and Purchase Agreement exceed 0.1% but are less than 2.5%, the Transaction is subject to the announcement and reporting requirement but exempted from the shareholder's approval requirement under the Listing Rules.

On 26th May 2008, S.I. Information Technology, a wholly-owned subsidiary of the Company, as vendor, SIIC CM as purchaser and SIIC as the purchaser's guarantor, entered into the Sale and Purchase Agreement for the sale and purchase of the Sale Share and the assignment of the Sale Loan at the Consideration.

THE SALE AND PURCHASE AGREEMENT

Date

26th May 2008

Parties

The vendor:	S.I. Information Technology
The purchaser:	SIIC CM
The purchaser's guarantor:	SIIC

Asset to be disposed of by the Group

Pursuant to the Sale and Purchase Agreement, S.I. Information Technology agreed to sell and assign, and SIIC CM agreed to purchase and take the assignment of (i) the Sale Share which represented the entire issued share capital of Active Services as at the date of the Sale and Purchase Agreement; and (ii) the Sale Loan which represented all the amounts due and owing by Active Services to S.I. Information Technology.

The parties thereto also agreed that S.I. Information Technology, as the sole shareholder of Active Services as at the date of the Sale and Purchase Agreement, shall entitle to the Dividend Amount.

Information on Active Services and Shanghai Information

Active Services

Active Services is a company incorporated in the British Virgin Islands with an authorized share capital of USD$50,000 divided into 50,000 ordinary shares of USD$1.00 each and an issued share capital of US$1.00. S.I. Information Technology is currently interested in the entire issued share capital of Active Services.

Active Services is an investment holding company, the principal activity of which is the holding of 20% equity interest in Shanghai Information.

Shanghai Information

Shanghai Information is a Sino-foreign equity joint venture established in the PRC with a registered capital of RMB375,000,000 (equivalent to approximately HK$416,250,000) which had been fully paid up as at the date of the Sale and Purchase Agreement. Shanghai Information is principally engaged in the business of the investment in, development, manufacturing, sales and provision of consultancy services in relation to information technology and related business.

Active Services is a foreign investor of Shanghai Information and is interested in 20% equity interest of Shanghai Information as at the date of the Sale and Purchase Agreement.

Guarantee

In consideration of S.I. Information Technology agreeing to enter into the Sale and Purchase Agreement, SIIC agreed to enter into the Sale and Purchase Agreement to guarantee the performance by SIIC CM of its obligations under the Sale and Purchase Agreement.

Consideration

The total consideration for the Sale Share and the Sale Loan is HK$775,000,000 which shall be settled by cash and payable as follows:

(a) an amount ofHK$387,500,000, representing 50% of the Consideration, shall be paid by SIIC CM to S.I. Information Technology on the Completion Date;

(b) the remaining balance of the Consideration, being HK$387,500,000 shall be paid by SIIC CM to S.I. Information Technology not later than three (3) months after the date of payment of the 50% of the Consideration referred to in paragraph (a) above.

Completion

Completion shall take place on a date no later than 30th June 2008 as agreed between the parties or such later date as the parties may agree.

Upon Completion, Active Services will cease to be a subsidiary of the Company and the Group will no longer hold any shareholding in Active Services.

BASIS FOR DETERMINING THE CONSIDERATION

The Consideration was arrived at after arms length negotiations between the parties after taking into account of the sum of the carrying value of Active Services and its shareholder's loan as at 31st December 2007 at the amount of HK$474,467,488, and the Consideration for the disposal represents a premium of approximately 63.3% over the sum of the carrying value of Active Services and its shareholder's loan as at 31st December 2007.

FINANCIAL INFORMATION

The audited profit before taxation and the audited profit after taxation of Active Services for the two years ended 31st December 2007, which were prepared in accordance with the Hong Kong Financial Reporting Standards, were as follows:–

	Year ended 31st December 2006 *HK$'000*	**Year ended 31st December 2007** *HK$'000*
Profit before and after taxation	4,417	5,306

The audited net assets and the audited total assets of Active Services as at 31st December 2007 amounted to approximately HK$674,346 and approximately HK$570,698,000 respectively.

Upon completion of the Transaction, after deducting from the Consideration the estimated sum of the carrying value of Active Services and its shareholder's loan but including the amount in translation reserve realized upon completion of the Transaction, there will be a disposal gain of approximately HK$325 million. The Company intends to use the proceeds from the sale of the entire issued share capital of Active Services for the general working capital of the Company, and may apply such proceeds towards potential acquisition that may arise from time to time in the future.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction will accomplish the strategic planning of the disposal of non-core business of the Company. Further, the Company will have a disposal gain of approximately HK$325 million upon completion of the Transaction.

The Directors (including the independent non-executive Directors) consider that the terms and conditions of the Transaction are on normal commercial terms and are fair and reasonable and are in the interests of the Shareholders as a whole.

GENERAL

The Company and its subsidiaries are principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products. SIIC CM is principally engaged in the business of investment holdings and SIIC and its subsidiaries are principally engaged in the business of real estate and hotel investment, infrastructure facilities, medicine, and consumer products.

LISTING RULES IMPLICATIONS

SIIC CM is a wholly-owned subsidiary of SIIC, a substantial shareholder of the Company and is thus a connected person of the Company. The Transaction therefore constitutes a connected transaction of the Company. As the relevant percentage ratios for the transaction contemplated under the Sale and Purchase Agreement exceed 0.1% but are less than 2.5%, the Transaction is subject to the announcement and reporting requirement but exempted from the shareholder'sapproval requirement under the Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Active Services"	Active Services Group Limited, a company incorporated in the British Virgin Islands which is owned as to 100% by S.I. Information Technology as at the date of the Sale and Purchase Agreement
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Completion"	the completion of the Transaction
"connected person"	has the meaning ascribed to it under the Listing Rules
"Consideration"	HK$775,000,000, being the aggregate consideration for the

Transaction

"Declared Dividend"	means dividend declared by Shanghai Information on 15th May 2008
"Directors"	the directors of the Company
"Dividend Amount"	means the amount of distribution that Active Services entitles to in relation to the Declared Dividend as to the 20% interest it holds in Shanghai Information
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Sale and Purchase Agreement"	the sale and purchase agreement dated 26th May 2008 among S.I. Information Technology, SIIC CM and SIIC, pursuant to which S.I. Information Technology agreed to sell and assign and SIIC CM agreed to purchase and take the assignment of the Sale Shares and the Sale Loan
"Sale Loan"	the aggregate amount of HK$545,343,563.98 owed by Active Services to S.I. Information Technology by way of shareholder's loan, the loan of which is unsecured, non-interest bearing and with no fixed term of repayment
"Sale Share"	1 ordinary share of US$1.00 each in the share capital of Active Services legally and beneficially owned by S.I. Information Technology representing the entire issued share capital of Active Services
"Shanghai Information"	上海市信息投資股份有限公司 (Shanghai Information Investment Inc.), a Sino-foreign equity joint venture established in the PRC and whose registered capital is owned by Active Services as to 20%
"Shareholder(s)"	holder(s) of the share(s) in share capital of the Company
"S.I. Information Technology"	S.I. Information Technology Holdings Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"SIIC"	Shanghai Industrial Investment (Holdings) Company Limited, a company incorporated in Hong Kong and a substantial shareholder of

	the Company
"SIIC CM"	SIIC CM Development Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SIIC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transaction contemplated under the Sale and Purchase Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purposes of this announcement, the exchange rate of HK$1.00 = RMB0.9009 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 26th May 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:

Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:

Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END